## Contact

www.linkedin.com/in/debon-
lewis-3283b08a (LinkedIn)

## Top Skills

People Management

Facilitation

Organizational Effectiveness

## Languages

English

Spanish

## Certifications

5-Square Coach Development
Program

# Debon Lewis

Leadership Coach - Facilitator - Speaker - Board Member - Change
Agent
Washington DC-Baltimore Area

## Summary

A Transformative Servant Leader

Every individual and organization has a purpose and is on a journey
towards an aspirational vision.
I partner with people, organizations, and communities to help find
the right path to a transformed sense of possibility. Establishing
deep structural shifts in thought, feelings, and actions inspires them
to maximize their potential to operate in their gifts, talents, and
abilities. This shift of consciousness dramatically and irreversibly
alters outcomes and is the foundation for Transformative Growth.

I foster transformative growth in others by harnessing emotional
intelligence, challenging the status quo, and implementing asset
based approaches that deepen self awareness and increases their
capacity to thrive.

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## Experience

**Transformative Growth Partners**
CEO/ Founder/Executive Leadership Coach
September 2014 - Present (10 years 6 months)
Washington, District of Columbia, United States

Transformative Growth Partners [TGP] is a leadership development
consultancy offering a wide range of supports to organizations, systems, and
individual leaders. Our firm is comprised of proven strategic thinkers, veteran
leaders, passionate about your growth and development. Experience is our
strength and we know intimately the demands and expectations that come
with leading high performing organizations and turning around chronically poor
achieving ones. TGP provides transformative learning opportunities for leaders
grounded in emotional intelligence and guided by an equity lens. We support
our clients to thrive in their professional roles while pursuing their aspirational
vision for their future. Our goal is to support leaders as they become and
remain "whole" in any role.

## AKALA, Inc.
Co Founder
August 2014 - Present (10 years 7 months)

Akala is an Ed-Tech startup focused on College Admissions and College Readiness. Our innovative adaptive learning technology will be a game changer in the critical college-readiness sphere of education, and will shift the paradigm for college admissions for those who cannot access high-quality college counselors.

## Noble Story Group
Executive Leadership Coach
November 2021 - Present (3 years 4 months)
Washington, District of Columbia, United States

Unleashing leadership potential through the power of emotional intelligence.

At NSG I serve as a coach and critical friend to a variety of leaders.

## NFBLME: The National Fellowship for Black and Latino Male Educators
Founding Faculty
June 2020 - Present (4 years 9 months)
United States

NFBLME's purpose is to create a dynamic, life-changing, empowering fellowship for Black and Latino males that springboards them into principal, senior level, and C-suite roles, increasing the number, longevity, and impact of Black and Latino males in the education sector.

## SchoolWorks
Consultant
September 2014 - Present (10 years 6 months)
Beverly, MA

Conducting school quality reviews across the country with the purpose of assessing the school's strengths and areas in need of improvement and helping schools to prioritize their next steps to achieve their desired state of being.

## Lead For Liberation
Leadership Coach
2015 - Present (10 years)

## The Rensselaerville Institute
### School Turnaround Specialist - Results Consultant
June 2018 - February 2022 (3 years 9 months)

Increasing Life Chances for Children Through Education and Community.

We bring together funders, non-profits, higher education and philanthropy to invest in the programs and projects that produce durable and quantifiable effects. We adopt a results framework that makes change happen. And together, we get our boots muddy to achieve outcomes that matter for every child.

TRI trains leaders and educators to improve student performance. We take the guesswork out of student achievement so your school's performance improves. With our ST6 Method, our School Turnaround consultants train your leaders, set targets, and implement proven strategies that are guaranteed to deliver results.

## KIPP NYC
### Principal
January 2010 - June 2014 (4 years 6 months)
KIPP AMP Academy Brooklyn, NY

As a school leader at KIPP I worked tirelessly to ensure that my students gain the knowledge, skills, and character they need to succeed in college and in life. I led a team of educators that effectively turned around a public charter school that went from "in needs of improvement" to a school in "good standing" with the city and state and NYCDOE rated as an "A" school within 2 years. I set ambitious standards, held high expectations, built strong relationships, while always prioritizing the needs of my educationally disadvantaged students.

## Achievement First
### Founding Principal
April 2007 - July 2010 (3 years 4 months)
Achievement First Bridgeport Academy

Responsible for leading the team of educators to open newest Achievement First school in Connecticut's poorest zip code. This team led students to be recognized for the largest gain in student achievement for all middle schools in the state.
Managed and coached a leadership team comprised of a Dean of Culture, two Academic Deans, a Director of Operations and Grade Level Chairs

• Created school-wide consistency through "fair but firm" discipline system
• Oversaw the development and implementation of Professional Growth Plans for all staff members
• Served as the school's chief instructional leader, mapping out annual academic achievement goals and instructional plans
• Managed the budget with total operating expenditures of over $3,800,000
• Created school-wide literacy initiative (Read or Die Program) and school-wide intervention system (Making the Mark)
• Collaborated with AF's External Relations team to ensure adequate philanthropy to sustain the school amidst Connecticut's unequal funding model

## Achievement First
2 years

### Founding Academic Dean
2006 - 2007 (1 year)
Achievement First Endeavor

Facilitated a culture of constant learning for instructional staff at Endeavor. Implemented professional development program in partnership with the Principal to guide assigned instructional staff members in becoming master teachers. Served as a model teacher, and developed systems and protocols to ensure that academic achievement reflects the values and goals of Achievement First schools.
Advised, supported, and mentored individual teachers to improve instruction through:
Consistent classroom observation and feedback
Promoted continuous, high-quality assessment as a means for evaluating student achievement
Provided hands-on coaching to writing and reading teachers
Designed and monitored high-impact interventions for underperforming students

### Founding Teacher
2005 - 2006 (1 year)
Achievement First Crown Heights Middle School

Designed Reading, Social Studies, and Science curriculum emphasizing critical thinking skills, social justice, and culturally relevant pedagogy
• Instructed 5th grade students in Social Studies, Reading and Science
• Prepared student data and interim assessment results for strategic planning of academics

• Contributed to student performance in reading from 5% reading at grade level (September) to 30% reading at grade level (February)
• Served as administrative liaison between school leadership team, teachers and parents
• Facilitated meetings and workshops with faculty on student organization systems and teacher effectiveness

Teach For America
Teacher
July 2003 - June 2005 (2 years)
Miami, FL

Instructed 5th grade World Geography, 6th grade US History and 7th grade Civics at Brownsville Middle School
• Educated underachieving children by effectively working to close the achievement gap one student at a time
• Instructed over 350 students in two years
• Provided students with a quality education that will allow them to pursue higher education
• Mentored students by providing them specific character and social skills to make them successful in the world around them
• Served as site coordinator for the 5000 Role Models of Excellence Project which trained at-risk male students
in life skills and exposed them to opportunities in higher education
• Supervised an after-school tutorial program for 40 students with a focus on literacy and mathematics
intervention

# Education

University of Pennsylvania
Bachelor of Arts (B.A.), Double Major - Africana Studies & Political Science · (1999 - 2003)

National Louis University
Master's Degree, Educational Leadership and Administration, General · (2007 - 2008)

The London School of Economics and Political Science (LSE)
General Course, Political Theory - Democratization · (2001 - 2002)

Teleos Leadership Institute

Certification, Executive Coaching · (2021)

KIPP / Stanford University